Exhibit 99.1

YAMANA PROVIDES NOTICE OF THIRD QUARTER 2014 FINANCIAL RESULTS RELEASE

TORONTO, ONTARIO, September 29, 2014 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) will release its third quarter 2014 results after market close on October 29, 2014 followed by a conference call and webcast on October 30, 2014 at 8:30 a.m. ET.

Q3 2014 Conference Call Information:

Toll Free (North America):	1-866-225-0198
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free (North America):	1-800-408-3053	Passcode 3052059
Toronto Local and International:	905-694-9451	Passcode 3052059

The conference call replay will be available from 12:00 p.m. ET on October 30, 2014 until 11:59 p.m. ET on November 13, 2014.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com